                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549



                                 SCHEDULE 13D
                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (Amendment No. 1)/1/

                            RARE MEDIUM GROUP, INC.
                            -----------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                    ---------------------------------------
                         (Title of Class of Securities)

                                   449238203
                                   ---------
                                (CUSIP Number)

                              DANIEL G. KELLY, JR.
                             DAVIS POLK & WARDWELL
                              450 LEXINGTON AVENUE
                           NEW YORK, NEW YORK  10017
                                (212) 450-4000
                         -----------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 19, 1999
                                ---------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

-------------------------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

--------------------------------------------------------------------------------
             1 NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Apollo Investment Fund IV, L.P.
--------------------------------------------------------------------------------
             2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a) [X]  (b)  [_]
--------------------------------------------------------------------------------
             3 SEC USE ONLY

--------------------------------------------------------------------------------
             4 SOURCE OF FUNDS*
               OO
--------------------------------------------------------------------------------
             5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  [_]
--------------------------------------------------------------------------------
             6 CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
--------------------------------------------------------------------------------
  NUMBER OF           7  SOLE VOTING POWER
    SHARES                             28,003,035
 BENEFICIALLY        -----------------------------------------------------------
   OWNED BY           8  SHARED VOTING POWER
     EACH                              36,567,034
  REPORTING          -----------------------------------------------------------
 PERSON WITH          9  SOLE DISPOSITIVE POWER
--------------                         28,003,035
                     -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
                                       36,567,034
--------------------------------------------------------------------------------
            11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
               36,567,034
--------------------------------------------------------------------------------
            12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*  [_]
--------------------------------------------------------------------------------
            13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               48%
--------------------------------------------------------------------------------
            14 TYPE OF REPORTING PERSON*
               PN
--------------------------------------------------------------------------

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                                  --------------------
CUSIP NO. 449238203                   13D                     Page 3 of 15 Pages
--------------------------                                  --------------------

--------------------------------------------------------------------------------
             1 NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Apollo Overseas Partners IV, L.P.
--------------------------------------------------------------------------------
             2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a) [X]  (b)  [_]
--------------------------------------------------------------------------------
             3 SEC USE ONLY

--------------------------------------------------------------------------------
             4 SOURCE OF FUNDS*
               OO
--------------------------------------------------------------------------------
             5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  [_]
--------------------------------------------------------------------------------
             6 CITIZENSHIP OR PLACE OF ORGANIZATION
               Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF           7  SOLE VOTING POWER
    SHARES                              1,502,905
 BENEFICIALLY        -----------------------------------------------------------
   OWNED BY           8  SHARED VOTING POWER
    EACH                               36,567,034
  REPORTING          -----------------------------------------------------------
 PERSON WITH          9  SOLE DISPOSITIVE POWER
--------------                          1,502,905
                     -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
                                       36,567,034
--------------------------------------------------------------------------------
            11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
               36,567,034
--------------------------------------------------------------------------------
            12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*  [_]
--------------------------------------------------------------------------------
            13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               48%
--------------------------------------------------------------------------------
            14 TYPE OF REPORTING PERSON*
               PN
--------------------------------------------------------------------------------

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                                  --------------------
CUSIP NO. 449238203                   13D                     Page 4 of 15 Pages
--------------------------                                  --------------------

--------------------------------------------------------------------------------
             1 NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               AIF IV/RRRR LLC
--------------------------------------------------------------------------------
             2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a) [X]  (b)  [_]
--------------------------------------------------------------------------------
             3 SEC USE ONLY

--------------------------------------------------------------------------------
             4 SOURCE OF FUNDS*
               OO
--------------------------------------------------------------------------------
             5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  [_]
--------------------------------------------------------------------------------
             6 CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
--------------------------------------------------------------------------------
  NUMBER OF           7  SOLE VOTING POWER
    SHARES                              7,061,094
 BENEFICIALLY        -----------------------------------------------------------
   OWNED BY           8  SHARED VOTING POWER
    EACH                               36,567,034
  REPORTING          -----------------------------------------------------------
 PERSON WITH          9  SOLE DISPOSITIVE POWER
--------------                          7,061,094
                     -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
                                       36,567,034
--------------------------------------------------------------------------------
            11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
               36,567,034
--------------------------------------------------------------------------------
            12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*  [_]
--------------------------------------------------------------------------------
            13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               48%
--------------------------------------------------------------------------------
            14 TYPE OF REPORTING PERSON*
               OO
--------------------------------------------------------------------------------

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                                  --------------------
CUSIP NO. 449238203                   13D                     Page 5 of 15 Pages
--------------------------                                  --------------------

--------------------------------------------------------------------------------
             1 NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Apollo Advisors IV, L.P.
--------------------------------------------------------------------------------
             2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a) [X]  (b)  [_]
--------------------------------------------------------------------------------
             3 SEC USE ONLY

--------------------------------------------------------------------------------
             4 SOURCE OF FUNDS*
               OO
--------------------------------------------------------------------------------
             5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  [_]
--------------------------------------------------------------------------------
             6 CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
--------------------------------------------------------------------------------
  NUMBER OF           7  SOLE VOTING POWER
    SHARES                                    -0-
 BENEFICIALLY        -----------------------------------------------------------
   OWNED BY           8  SHARED VOTING POWER
    EACH                               36,567,034
  REPORTING          -----------------------------------------------------------
 PERSON WITH          9  SOLE DISPOSITIVE POWER
--------------                                -0-
                     -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
                                       36,567,034
--------------------------------------------------------------------------------
            11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
               36,567,034
--------------------------------------------------------------------------------
            12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*  [_]
--------------------------------------------------------------------------------
            13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               48%
--------------------------------------------------------------------------------
            14 TYPE OF REPORTING PERSON*
               PN
--------------------------------------------------------------------------------

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                                  --------------------
CUSIP NO. 449238203                   13D                     Page 6 of 15 Pages
--------------------------                                  --------------------

--------------------------------------------------------------------------------
             1 NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Apollo Management IV, L.P.
--------------------------------------------------------------------------------
             2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a) [X]  (b)  [_]
--------------------------------------------------------------------------------
             3 SEC USE ONLY

--------------------------------------------------------------------------------
             4 SOURCE OF FUNDS*
               OO
--------------------------------------------------------------------------------
             5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  [_]
--------------------------------------------------------------------------------
             6 CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
--------------------------------------------------------------------------------
  NUMBER OF           7  SOLE VOTING POWER
    SHARES                                    -0-
 BENEFICIALLY        -----------------------------------------------------------
   OWNED BY           8  SHARED VOTING POWER
    EACH                               36,567,034
  REPORTING          -----------------------------------------------------------
 PERSON WITH          9  SOLE DISPOSITIVE POWER
--------------                                -0-
                     -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
                                       36,567,034
--------------------------------------------------------------------------------
            11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
               36,567,034
--------------------------------------------------------------------------------
            12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*  [_]
--------------------------------------------------------------------------------
            13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               48%
--------------------------------------------------------------------------------
            14 TYPE OF REPORTING PERSON*
               PN
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                                  --------------------
CUSIP NO. 449238203                   13D                     Page 7 of 15 Pages
--------------------------                                  --------------------

     This Amendment No. 1 amends and supplements the following Items of the Statement on Schedule 13D (the "Schedule 13D") of Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., AIF IV/RRRR LLC, Apollo Advisors IV, L.P. and Apollo Management IV, L.P. (collectively, the "Reporting Persons") originally filed on June 14, 1999 with the Securities and Exchange Commission with respect to the shares of Common Stock, par value $.01 per share of Rare Medium Group, Inc. (the "Issuer"). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D.

     Responses to each item below are incorporated by reference into each other item, as applicable.

ITEM 4.   PURPOSE OF TRANSACTIONS.

     On June 4, 1999, AIF IV, Overseas IV and AIF LLC (collectively, the "Purchasers") acquired the Securities pursuant to the Amended and Restated Securities Purchase Agreement with the Issuer (the "Agreement"). The Series A Preferred Stock and the Series 1-A and 2-A Warrants (collectively, the "Series A Securities") were initially convertible into, or exercisable for, an aggregate of 5,417,994 shares of Common Stock, representing approximately 12.5% of the outstanding Common Stock on a fully diluted basis. The Series B Preferred Stock and the Series 1-B and 2-B Warrants (collectively the "Series B Securities") were initially convertible into, or exercisable for, 31,018,119 shares of the Issuer's non-voting common stock (the "Non-Voting Stock").

     Under the Agreement, the Issuer was required to seek shareholder approval for the conversion (the "Series B-to-A Conversion") of the Series B Securities into an equal amount of Series A Securities, as well as the creation of Non-Voting Stock, on or prior to October 2, 1999 (the "Outside Date").

     On August 19, 1999, the Issuer's stockholders approved the Series B-to-A Conversion, and the Series B Preferred Stock, the Series 1-B Warrants and the Series 2-B Warrants were automatically converted into 744,000 shares of Series A Preferred Stock, 744,000 Series 1-A Warrants and 10,345,548 Series 2-A Warrants, respectively. The Issuer's stockholders also authorized the creation of Non-Voting Common Stock.

     The Series A Preferred Stock is entitled to vote with the holders of Common Stock on all matters (except the Series B-to-A Conversion and related matters under the Agreement). Following the Series B-to-A Conversion the number of votes to which the Series A Preferred Stock is entitled is .875 per underlying share of Common Stock (provided that the aggregate vote shall not exceed a total of 9,750,000 votes, which represents approximately 19.7% of the total voting power). In addition, the holders of the Series A Preferred Stock initially had the right to elect one member of the Issuer's Board of Directors, and were able to elect a second Director following stockholder approval of the Series B-to-A Conversion.

--------------------------                                  --------------------
CUSIP NO. 449238203                   13D                     Page 8 of 15 Pages
--------------------------                                  --------------------

     In addition to the foregoing, the Purchasers (so long as they own at least 100,000 shares of Series A Preferred Stock) will have approval rights over certain matters, including matters described in Items 4 (a) through (f) of
Schedule 13D.

     The following is a description of certain additional terms of the Series A
Securities:

     Series A Preferred Stock.
     ------------------------

     Liquidation Preference. The Series A Preferred Stock has a liquidation preference of $100 per share (the "Liquidation Preference") plus all accrued and unpaid dividends. No distributions may be made to holders of the Common Stock until the holders of the Series A Preferred Stock have received the Liquidation Preference.

     Dividends. Holders of Series A Preferred Stock are initially entitled to receive quarterly dividends at the rate of 7.50% of the Liquidation Preference per share from the original issuance date of such shares to June 30, 2002 and thereafter at the rate of 4.65%. From the date of the original issuance of the Series A Preferred Stock until June 30, 2002, the Issuer shall pay dividends through the issuance of additional shares of Series A Preferred Stock ("Additional Securities"). From June 30, 2002 until June 30, 2004, the Issuer shall pay dividends through the issuance of Additional Securities, provided that at the option of either the holders of a majority of the then outstanding shares of Series A Preferred Stock or the Issuer, the Issuer shall pay the dividends in whole in cash. After June 30, 2004, all dividends on the Series A Preferred Stock shall be paid in cash.

     Conversion Price. Holders of Series A Preferred Stock may convert their shares at any time into a number of shares of Common Stock determined by dividing (x) $100 plus accrued and unpaid dividends, by (y) $7.00 per share, subject to adjustment in accordance with certain anti-dilution provisions (the "Conversion Price").

     Optional Redemption. The Series A Preferred Stock is not redeemable for five years; thereafter, the Issuer may redeem all of the Series A Preferred Stock at any time at 103% of the Liquidation Preference plus accrued and unpaid dividends.

     Mandatory Redemption. Holders of Series A Preferred Stock have the right to require the Issuer to redeem the Preferred Stock on the earliest of a change of control, the date upon which the Common Stock is not listed for trading on a United States national securities exchange or the National Market System or June 30, 2012 at a price equal to the Liquidation Preference plus all accrued and unpaid dividends thereon.

     Series 1-A Warrants.
     -------------------

--------------------------                                  --------------------
CUSIP NO. 449238203                   13D                     Page 9 of 15 Pages
--------------------------                                  --------------------

     Each share of Series A Preferred Stock (including Additional Shares) was issued with a Series 1-A Warrant entitling the holder to acquire 13.5 shares of Common Stock at a variable exercise price between $4.20 and $0.01 per share, subject to adjustment. The Series 1-A Warrants have no voting rights.

     Series 2-A Warrants.
     -------------------

     Each Series 2-A Warrant entitled the holder to acquire one share of Common Stock initially for $7.00, subject to adjustment. The strike price would have been reduced to $0.01 if the Issuer's stockholders did not approve the Series B-to-A Conversion on or prior to the Outside Date. The Series 2-A Warrants have no voting rights.

      The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the Agreement, the Certificates of Designation of the Series A and Series B Preferred Stock, and the terms of the Series 1-A, 1-B, 2-A and 2-B Warrants, a copy of each of which was filed as Exhibit 2 to the
Schedule 13D and is incorporated herein by reference.

     The Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Issuer's Board of Directors, to acquire additional shares of Series A Preferred Stock or Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Series A Securities, Series B Securities or Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions, including collateral arrangements, with financial institutions with respect to the securities described herein. To the extent such transactions materially affect the Reporting Persons' ownership of such securities, or in the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b) On August 19, 1999, the Issuer's stockholders approved the
                 Series B-to-A Conversion. As a result of the automatic conversion of the Series B Securities, the Reporting Persons beneficially own 874,712 shares of Series A Preferred Stock, 874,712.50 Series 1-A Warrants, 12,262,542 Series 2-A Warrants, 0 shares of Series B Preferred Stock, 0 Series 1-B Warrants and 0 Series 2-B Warrants. Each share of Series A Preferred Stock is currently convertible into approximately 14.2857 shares of Common Stock as described in Item 4, or an aggregate of 12,495,873 shares of the Common Stock, which represents approximately 32% of the class. The Series 1-A Warrants are currently exercisable for 11,808,619 shares of Common Stock, representing approximately 30% of the class.

--------------------------                                  --------------------
CUSIP NO. 449238203                   13D                    Page 10 of 15 Pages
--------------------------                                  --------------------

                 The Series 2-A Warrants are currently exercisable for 12,262,542 shares of Common Stock, representing approximately 31% of the class. Beneficial ownership of all such securities was acquired as described in Item 3 and Item 4.

     (c),(d) and (e) None or not applicable.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The responses to Item 2, Item 3 and Item 4 are incorporated herein by reference.

     Rare Medium Acquisition, LLC, which is an affiliate of Bear Stearns & Co. Inc., is the principal equity holder of a membership interest in AIF LLC.

     The foregoing response to this Item 6 is qualified in its entirety by reference to the Agreement, the full text of which was filed as Exhibit 1 to the
Schedule 13D and incorporated herein by this reference.

--------------------------                                  --------------------
CUSIP NO. 449238203                   13D                    Page 11 of 15 Pages
--------------------------                                  --------------------

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 19, 1999
                         APOLLO INVESTMENT FUND IV, L.P.

                         By:  Apollo Advisors IV, L.P., its General Partner

                              By: Apollo Capital Management IV, Inc., its General Partner


                              By:     /s/ Andrew D. Africk
                                 -------------------------------
                                    Name:  Andrew D. Africk
                                    Title: Vice President

--------------------------                                  --------------------
CUSIP NO. 449238203                   13D                    Page 12 of 15 Pages
--------------------------                                  --------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 19, 1999
                         APOLLO OVERSEAS PARTNERS IV, L.P.

                         By:  Apollo Advisors IV, L.P., its General Partner

                         By:  Apollo Capital Management IV, Inc., its
                              General Partner

                         By:  /s/ Andrew D. Africk
                              -----------------------------------
                              Name:  Andrew D. Africk
                              Title:  Vice President

--------------------------                                  --------------------
CUSIP NO. 449238203                   13D                    Page 13 of 15 Pages
--------------------------                                  --------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 19, 1999
                         AIF IV/RRRR LLC

                         By:  APOLLO MANAGEMENT IV, L.P.,
                              its Manager

                         By:  AIF IV MANAGEMENT, INC.,
                              its General Partner


                         By:  /s/ Andrew D. Africk
                            ---------------------------------
                            Name:  Andrew D. Africk
                            Title:  Vice President

--------------------------                                  --------------------
CUSIP NO. 449238203                   13D                    Page 14 of 15 Pages
--------------------------                                  --------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 19, 1999
                         APOLLO ADVISORS IV, L.P.


                         By:  Apollo Capital Management IV, Inc., its
                              General Partner

                         By:  /s/ Andrew D. Africk
                            ------------------------------------------
                            Name:  Andrew D. Africk
                            Title:  Vice President

--------------------------                                  --------------------
CUSIP NO. 449238203                   13D                    Page 15 of 15 Pages
--------------------------                                  --------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 19, 1999
                         APOLLO MANAGEMENT IV, L.P.


                         By:  AIF IV Management, Inc., its
                              General Partner


                         By:   /s/ Andrew D. Africk
                            ------------------------------------
                            Name: Andrew D. Africk
                            Title:   Vice President